SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Horizon Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.
Atlas FRM LLC
100 Northfield Street
Greenwich, Connecticut 06830
Telephone: (203) 622-9138
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Steven A. Seidman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

November 20, 2018
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44052W104	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,678,648(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,678,648 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,678,648 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

SCHEDULE 13D

CUSIP No. 44052W104	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,678,648 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,678,648(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,678,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

SCHEDULE 13D

CUSIP No. 44052W104	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,678,648(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,678,648 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,678,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

SCHEDULE 13D

CUSIP No. 44052W104	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,678,648 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,678,648(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,678,648 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

SCHEDULE 13D

CUSIP No. 44052W104	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,678,648 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,678,648(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,678,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

SCHEDULE 13D

CUSIP No. 44052W104	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,678,648(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,678,648(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,678,648(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, par value $0.01 per share (“Common Stock”), of Horizon Global Corporation (the “Issuer”), having its principal executive offices at 2600 W. Big Beaver Road, Suite 555, Troy, Michigan 48084.

Item 2.	Identity and Background
(a) This Schedule 13D is filed jointly by:
(i) Lapetus Capital II LLC, a Delaware limited liability company (“Lapetus”).  Lapetus is the direct record owner of 1,678,648 shares of Common Stock of the Issuer;
(ii) Atlas Capital Resources II LP, a Delaware limited partnership (“ACR II”), is the majority and controlling member of Lapetus;
(iii) Atlas Capital GP II LP, a Delaware limited partnership (“AC GP”), is the general partner of ACR II;
(iv) Atlas Capital Resources GP II LLC, a Delaware limited liability company (“ACR GP”), is the general partner of AC GP; and
(v) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a Managing Partner of ACR GP, each of whom may be deemed to control Lapetus, ACR II, AC GP and ACR GP.
Each of Messrs. Bursky and Fazio, together with Lapetus, ACR II, AC GP and ACR GP, are sometimes collectively referred to herein as the “Reporting Persons.”
Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the Common Stock owned of record by such Reporting Person.
Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (the “Scheduled Persons”, each a “Scheduled Person”).
(b) The address of the principal business office of each of the Reporting Persons is 100 Northfield Street, Greenwich, Connecticut 06830. Schedule I hereto sets forth the principal business address of each Scheduled Person.
(c) The principal business of the Reporting Persons is as follows:
(i) Lapetus and ACR II make private equity and related investments in business organizations;
(ii) AC GP is the general partner of ACR II and certain other funds;
(iii) ACR GP is the general partner of AC GP; and
(iv) Messrs. Bursky and Fazio are Managing Partners of ACR GP.
Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.
(d) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See item 2(a) for the citizenship of the Reporting Persons.  Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.	Source and Amount of Funds or Other Consideration
The 1,678,648 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $9,477,259.42 of their investment capital to acquire the shares of Common Stock reported as beneficially owned by them in this Schedule 13D.

Item 4.	Purpose of Transaction
The Reporting Persons originally acquired shares of Common Stock of the Issuer for investment purposes.
Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any such matters.

The Reporting Persons have had discussions with certain members of the Board of Directors of the Issuer (the “Board”) and management of the Issuer and are considering engaging in discussions with members of the Board, management of the Issuer or other representatives of the Issuer, other stockholders of the Issuer, knowledgeable industry or market observers, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and their investment in the Issuer and strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, other securities or derivative instruments related thereto or selling some or all of their Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review.   Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 25,112,239 shares of Common Stock outstanding as of November 3, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2018.
(a) and (b)
In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 1,678,648 shares of Common Stock, representing 6.68% of the outstanding shares.  This amount includes 1,678,648 shares of Common Stock held directly by Lapetus.
(i) Lapetus has shared voting and dispositive power over 1,678,648 shares of Common Stock held directly by Lapetus, representing 6.68% of the outstanding shares;
(ii) ACR II has shared voting and dispositive power of 1,678,648 shares of Common Stock held directly by Lapetus, representing 6.68% of the outstanding shares;
(iii) AC GP, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 1,678,648 shares of Common Stock, representing 6.68% of the outstanding shares;
(iv) ACR GP, by virtue of its status as the general partner of AC GP, has shared voting and dispositive power of 1,678,648 shares of Common Stock, representing 6.68% of the outstanding shares;
(v) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 1,678,648 shares of Common Stock, representing 6.68% of the outstanding shares.
Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the common stock of the Issuer owned of record by such Reporting Person.
(c) Schedule II hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons in the past 60 days. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.
Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated as of November 30, 2018, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2018	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: November 30, 2018	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: November 30, 2018	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: November 30, 2018	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: November 30, 2018		/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: November 30, 2018		/s/ Timothy J. Fazio
Timothy J. Fazio

SCHEDULE I

Lapetus Capital II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Andrew M. Bursky	100 Northfield Street Greenwich, CT 06830	President and Chief Executive Officer	United States

Timothy J. Fazio	100 Northfield Street Greenwich, CT 06830	Vice President	United States

Philip E. Schuch	100 Northfield Street Greenwich, CT 06830	Chief Financial Officer, Treasurer and Secretary	United States

Cheri Reeve	100 Northfield Street Greenwich, CT 06830	Assistant Treasurer and Assistant Secretary	United States

Atlas Capital Resources GP II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Andrew M. Bursky	100 Northfield Street Greenwich, CT 06830	Managing Partner	United States

Timothy J. Fazio	100 Northfield Street Greenwich, CT 06830	Managing Partner	United States

Philip E. Schuch	100 Northfield Street Greenwich, CT 06830	Partner and Chief Financial Officer	United States

Sam Astor	100 Northfield Street Greenwich, CT 06830	Partner	United States

Daniel Cromie	100 Northfield Street Greenwich, CT 06830	Partner	United States

Edward Fletcher	100 Northfield Street Greenwich, CT 06830	Partner	United States

Jacob Hudson	100 Northfield Street Greenwich, CT 06830	Partner	United States

SCHEDULE II

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Lapetus Capital II LLC	10/1/2018	32,797	$7.0978[1]
Lapetus Capital II LLC	10/2/2018	30,000	$7.2568[2]
Lapetus Capital II LLC	10/3/2018	13,200	$7.1269[3]
Lapetus Capital II LLC	10/4/2018	20,500	$7.0401[4]
Lapetus Capital II LLC	10/5/2018	18,666	$7.0400[5]
Lapetus Capital II LLC	10/9/2018	8,875	$7.1036[6]
Lapetus Capital II LLC	10/10/2018	14,566	$7.0751[7]
Lapetus Capital II LLC	10/11/2018	23,232	$6.8303[8]
Lapetus Capital II LLC	10/12/2018	42,877	$6.8231[9]
Lapetus Capital II LLC	10/15/2018	21,386	$7.2384[10]
Lapetus Capital II LLC	10/16/2018	7,400	$7.3845[11]
Lapetus Capital II LLC	10/17/2018	76,880	$7.5746[12]
Lapetus Capital II LLC	10/18/2018	43,368	$7.0673[13]
Lapetus Capital II LLC	10/19/2018	8,416	$6.8946[14]
Lapetus Capital II LLC	11/20/2018	191,878	$1.9878[15]
Lapetus Capital II LLC	11/21/2018	258,122	$2.1184[16]

1 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.9900 to $7.2200. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
2 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.0400 to $7.3400.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
3 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.0700 to $7.2600. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
4 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.000 to $7.2600. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
5 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.9900 to $7.1000. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
6 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.0600 to $7.1400. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
7 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.9200 to $7.2000. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
8 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.7250 to $6.9850. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
9 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.5800 to $7.000. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
10 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.9600 to $7.3700. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
11 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.2800 to $7.4500. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
12 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.1400 to $7.7500. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
13 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.8400 to $7.3300. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
14 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.8000 to $7.0500. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
15 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.9300 to $2.0700. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.
16 The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.9500 to $2.2500. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.